Mail Stop 4561

May 21, 2008

Mr. James E. Cashman, III
President and Chief Executive Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

> **Re:** **Ansys, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 24, 2008**
> **File No. 333-150435**

Dear Mr. Cashman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have outstanding comments on your Form 10-K for the fiscal year ended December 31, 2007. Be advised that these comments must be resolved before the desired effective date of your Form S-1.

The Mergers

Material United States Federal Income Tax Consequences of the Merger, page 61

2.   Please ensure that the material tax matters and consequences to investors
        described in this section are attributed to the applicable law firms as their legal
        opinions.

Exhibits

Tax Opinion

3.   We note that a tax matters opinion has not yet been filed. Please be advised that
        we intend to review any such opinion once filed and suggest you provide a form
        of opinion in the next pre-effective filing. We note that you may proceed with the
        transaction in the absence of a tax matters opinion from Wilson Sonsini Goodrich
        and Rosati, PC, if an opinion of Goodwin Procter LLP is provided. However,
        your exhibit index only references the Wilson Sonsini opinion. It appears that
        your exhibits should also include the tax matters opinion of Goodwin Procter that
        would be used in these circumstances.

4.   It appears that delivery of the Wilson Sonsini opinion is a waivable condition to
        the Exchange Offer, as an opinion of Godwin Procter can satisfy the closing
        condition relating to a tax opinion. As such, it appears the Wilson Sonsini
        opinion must be filed prior to effectiveness. Please inform us as to whether the
        delivery of the Goodwin Procter opinion would be a waivable closing condition,
        if the Wilson Sonsini opinion is not delivered. If the delivery of the latter opinion
        is a waivable condition of closing, please file an executed copy in a pre-effective
        amendment. If you will not be filing signed tax opinions in a pre-effective
        amendment because the delivery of that opinion is a non-waivable closing
        condition, please confirm that you will file that signed tax opinion on Form 8-K.

*****

        As appropriate, please amend your filing in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as
those in HTML format that show changes within paragraphs help us to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.   We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (617) 523-1231
        John B. Steele
        Goodwin Procter LLP